SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

04036949

SUPPL

RECEIVED
2004 SEP 20 A 10:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY MAIL

September 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of August 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

dw 9/20

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

APPLICATION MADE TO EXTEND TERM OF SERIES A WARRANTS

August 11, 2004

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of the Series A Share Purchase, Agent's and Finder's Fee Warrants for one additional year as well as increase the exercise price of the Series A Agent's Warrants and Finder's Fee Warrants from $0.50 to $0.60 as follows:

Series	Date Issued	No. (1) Warrants Issued	No. (1) Warrants Outstanding	Current Exercise Price(1)	Proposed Exercise Price	Current Expiry Date	Proposed Expiry Date
A	August 29, 2002	1,000,000	1,000,000	$0.60	$0.60	August 29, 2004	August 29, 2006
A- Agent's	August 29, 2002	162,500	160,000	$0.50	$0.60	August 29, 2004	August 29, 2006
A- Finder's Fee	August 29, 2002	37,500	37,500	$0.50	$0.60	August 29, 2004	August 29, 2006

(1) post arrangement and consolidation.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26% by Aurora Platinum Corp. and 15.2% by Southwestern Resources Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

EXTENSION OF TERM OF SERIES A WARRANTS APPROVED

August 24, 2004

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the TSX Venture Exchange has consented to the extension of the term of the Series A Share Purchase Warrants and Agent/Broker Warrants for two additional years as well as the increasing of the exercise price of the Series A Agent/Broker Warrants from $0.50 to $0.60:

Series	Date Issued	No. [1] Warrants Issued	No. [1] Warrants Outstanding	Current Exercise Price[1]	New Exercise Price	Current Expiry Date	New Expiry Date
A	August 29, 2002	1,000,000	1,000,000	$0.60	**$0.60**	August 29, 2004	**August 29, 2006**
A-Agent/ Broker	August 29, 2002	200,000	197,500	$0.50	**$0.60**	August 29, 2004	**August 29, 2006**

(1) post arrangement and consolidation.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26% by Aurora Platinum Corp. and 15.2% by Southwestern Resources Corp.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR DIAMONDS INC. 2004 SECOND QUARTER REPORT



superior

FOR THE SIX MONTHS ENDED JUNE 30, 2004

June 30, 2004 and 2003

Description of Business

Superior Diamonds Inc. (the "Company" or "Superior") is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

In November 2003, the Company and Canabrava Diamond Corporation ("Canabrava") completed a business reorganization by way of a business combination pursuant to which Superior acquired all of the outstanding shares of Canabrava based on a 2.5 common shares of Canabrava to 1 common share of Superior ratio. Upon completion of the transaction, all of the shares of Superior were consolidated on a two old for one new basis. The outstanding convertible securities of Superior, including the warrants exchanged for the Canabrava warrants, were also consolidated on the same basis with corresponding adjustments to the price. Canabrava became a wholly-owned subsidiary of Superior.

Overview

This Management's Discussion and Analysis, dated as at August 17, 2004, should be read in conjunction with the Management's Discussion and Analysis, and audited annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

Since commencement of operations in 2002, Superior has acquired a number of properties in Ontario and Québec. The following is a brief discussion of the Company's main exploration projects.

During the second quarter, exploration was focused on the Temiscamingue Project where an overburden sampling program completed in 2003 resulted in the recovery of several thousand kimberlite indicator minerals. In an area interpreted to represent the source region for these

indicator minerals, a 6,000 line kilometre high sensitivity helicopter borne magnetic survey was completed. Subsequent drilling of a number of the highest priority anomalies failed to intersect any kimberlite.

Further sampling in 2004 up-ice of previously sampled areas resulted in the recovery of abundant kimberlite indicator minerals which suggests a source further to the northeast than the area previously evaluated. Orientation sampling and detailed grid sampling are planned to further refine a source area. In addition, abundant kimberlite boulders were recovered from the Lac Baby esker and these may be the source for indicator minerals recovered in this particular area. A program to refine the area where the boulders are sourced will also be completed. The 100% owned Temiscamingue Project is located in southwestern Québec.

On the Attawapiskat Joint Venture (Strongbow Exploration Inc. 50%, previously Navigator Exploration Corp.) geophysical interpretation data failed to identify any obvious magnetic features associated with kimberlite. However, the Joint Venture's claims will remain in good standing for a number of years and these claims are strategically located around various pipes within the De Beers Attawapiskat cluster.

Exploration programs are planned for the Company's AEM Project in northwestern Ontario and the Mistassini Joint Venture with Majescor Resources Inc. in the Otish Mountains region of Québec. These programs will include detailed overburden sampling to follow up on previously discovered kimberlite indicator mineral trains with chemistries in the diamond inclusion field.

General and Administrative

The consolidated loss for the three and six months ended June 30, 2004 was $111,175 and $316,236 respectively, reflecting a year to date increase of $145,162 from the six month period ended June 30, 2003. The increase is mainly as a result of exploration advances being written off, stock-based compensation expense, investor relations and exploration expenses of a general reconnaissance nature incurred during the period.

The Company recorded $24,000 in stock-based compensation expense as a result of 100,000 stock options granted to a director during the first quarter of 2004. Effective January 1, 2004 the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See MD&A section "Critical Accounting Policies and Estimates.")

An amount of $64,620 was written off during the current period relating to claims in Brazil previously owned by Canabrava.

Consulting and management fees of $70,379 for the six months ended June 30, 2004 include $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora Platinum Corp. ("Aurora") respectively pursuant to separate administrative services agreements, and $34,379 in fees on account of consulting and management services provided by directors, officers and other consultants. Consulting and management fees for the same period ended June 30, 2003 amounted to $78,751.

General exploration of $36,378 (June 30, 2003 – nil) is comprised of exploration expenditures of a general reconnaissance nature.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs were higher in the current three and six month period as a consequence of an increase in the number of shareholders and the addition of Ontario to the list of jurisdictions in which the Company is required to file. These changes occurred as a result of the business combination with Canabrava. The increase also included the purchase of some promotional materials during the period.

The decrease in legal and accounting expenditures during the three and six months ended June 30, 2004 is also the result of the one-time expenditures relating to the business combination between Superior and Canabrava in 2003.

Office and travel expenditures also increased marginally due to increased corporate activity during the current periods.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2004 was $690,627 compared with $947,819 as at December 31, 2003.

The decrease of $257,192 in working capital reflects $955,816 ($976,131 on a cash basis) in resource property expenditures, $227,616 in operating expenditures, and $64,620 in exploration advances written off, which were partially offset by net proceeds from share issuances totalling $990,860.

Expenditures on resource properties amounted to $955,816 during the six months ended June 30, 2004, of which $724,127 was spent on the Temiscamingue Project and $231,689 on the Mistassini, Attawapiskat and other projects.

As at June 30, 2004, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

During the six months ended June 30, 2004, the Company completed two private placements. In January, 932,000 non-flow through units were issued at $0.75 per unit for gross proceeds of $699,000 and, in March, 615,385 units were issued at $0.65 per unit for gross proceeds of $400,000. Broker warrants totalling 93,200 were issued pursuant to the January financing.

Although the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures, in management's view the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

As at June 30, 2004, there were 4,250,000 stock options and 4,844,700 warrants outstanding as detailed in note 3(b) and (d) in the notes to consolidated financial statements.

Quarterly Financial Information

Fiscal Quarter ended	June 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
Interest and other income	$ 3,374	$ 4,364	$ 1,559	$ 3,135	$ 5,581	$ 7,192	$ 5,950	$ 2,439
Net loss	(111,175)	(205,061)	(520,963)	(91,491)	(96,130)	(74,944)	(84,401)	(304,072)
Loss per share*	(0.00)	(0.01)	(0.06)	(0.00)	(0.00)	(0.00)	(0.02)	(0.03)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not

sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Effective January 1, 2004 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $751,896 as at December 31, 2003. Deficit at January 1, 2004 also increased by $751,896. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $8,395 (June 30, 2003 – $24,136) in consulting and management fees during the six month period ended June 30, 2004 to companies controlled by John Paterson, Superior's President, CEO and Director, and Thomas Beattie, Director. Amounts paid to Aurora under the terms of an administrative services agreement totalled $12,000 (June 30, 2003 – $12,000). In addition, fees of $24,000 (June 30, 2003 – $24,000) were paid to Southwestern under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate. As at June 30, 2004, there was an amount owing to Aurora of $2,257 and to Southwestern of $4,667.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Directors and Officers

Alan C Moon – Chairman and Director
John G Paterson – President, CEO and Director
Thomas W Beattie – Director
Murray A Gordon – Director
K Wayne Livingstone – Director
Parkash K Athwal – CFO
Susy H Horna – Secretary
Thomas F Morris – Vice President, Exploration

CONSOLIDATED BALANCE SHEETS

Unaudited	June 30, 2004	December 31, 2003
		(note 1b)
Assets		
Current		
Cash and cash equivalents	$ 587,710	$ 867,637
Exploration advances and other receivables	152,178	179,367
	739,888	1,047,004
Resource properties (note 2)	5,405,070	4,449,254
	$ 6,144,958	$ 5,496,258
Liabilities		
Current		
Accounts payable and accrued charges	$ 42,337	$ 74,672
Due to affiliated companies (note 4)	6,924	24,513
	49,261	99,185
Long term		
Note payable	200,000	200,000
	249,261	299,185
Shareholders' Equity		
Share capital (note 3)	13,234,942	12,244,082
Contributed surplus	1,289,200	1,265,200
Deficit	(8,628,445)	(8,312,209)
	5,895,697	5,197,073
	$ 6,144,958	$ 5,496,258

See accompanying notes to consolidated financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Expenses				
Consulting and management fees	$ 35,494	$ 40,165	$ 70,379	$ 78,751
General exploration	9,565	–	36,378	–
Investor relations	46,151	24,120	74,994	44,626
Legal and accounting	11,049	23,043	27,295	36,436
Office expense	10,353	5,383	22,759	13,578
Travel	1,937	–	3,549	1,456
Loss before undernoted items	(114,549)	(92,711)	(235,354)	(174,847)
Interest	3,374	5,581	7,738	12,773
Stock-based compensation (note 3c)	–	(9,000)	(24,000)	(9,000)
Write-off of exploration advances	–	–	(64,620)	–
Net loss for the period	(111,175)	(96,130)	(316,236)	(171,074)
Deficit at beginning of period	(8,517,270)	(7,065,725)	(8,312,209)	(6,990,781)
Deficit at end of period	$ (8,628,445)	$ (7,161,855)	$ (8,628,445)	$ (7,161,855)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted-average number of shares outstanding	26,364,727	24,092,688	25,592,237	24,090,744

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Operating Activities				
Net loss for the period	$ (111,175)	$ (96,130)	$ (316,236)	$ (171,074)
Items not involving cash:				
Write-off of exploration advances	–	–	64,620	–
Stock-based compensation	–	9,000	24,000	9,000
	(111,175)	(87,130)	(227,616)	(162,074)
Change in non-cash operating working capital items:				
(Increase) decrease in exploration advances and other receivables	(4,955)	(9,986)	(24,228)	7,545
(Decrease) increase in accounts payable and accrued charges	(24,091)	8,794	(42,812)	5,457
	(140,221)	(88,322)	(294,656)	(149,072)
Investing Activity				
Resource property expenditures	(465,899)	(96,983)	(976,131)	(483,030)
Financing Activity				
Shares issued	(4,591)	–	990,860	1,250
Decrease in cash and cash equivalents during the period	(610,711)	(185,305)	(279,927)	(630,852)
Cash and cash equivalents at beginning of period	1,198,421	835,633	867,637	1,281,180
Cash and cash equivalents at end of period	$ 587,710	$ 650,328	$ 587,710	$ 650,328
Cash and cash equivalents consist of:				
(Bank indebtedness) Cash	$ (11,342)	$ 51,912	$ (11,342)	$ 51,912
Short-term investments	599,052	598,416	599,052	598,416
Cash and cash equivalents at end of period	$ 587,710	$ 650,328	$ 587,710	$ 650,328

See accompanying notes to consolidated financial statements

Unaudited
Six months ended June 30, 2004 and 2003

1. Significant Accounting Policies

a) These consolidated interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2003, except as described in note 1b. These financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $751,896 as at December 31, 2003. Deficit at January 1, 2004 also increased by $751,896.

2. Resource Properties

For the six months ended June 30, 2004:

	AEM Diamond Project	Mistassini Project	Temiscamingue Project	Other	Total
Balance, beginning of period	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
Property acquisition, assessment and maintenance	–	16,000	6,652	8,653	31,305
Analytical	–	23,097	37,185	52,835	113,117
Geophysics	–	–	352,674	106,188	458,862
Geology	28,529	11,056	146,548	(16,330)	169,803
Drilling	–	–	179,568	–	179,568
Research	–	–	–	1,661	1,661
Project administration	–	–	1,500	–	1,500
Balance, end of period	$ 1,168,656	$ 2,443,855	$ 841,249	$ 951,310	$ 5,405,070

For the year ended December 31, 2003:

	AEM Diamond Project	Mistassini Project	Other	Total
Balance, beginning of period	$ 594,343	$ –	$ –	$ 594,343
Property acquisition, assessment and maintenance	134,478	2,390,604 [1]	757,774 [2]	3,282,856
Analytical	92,914	–	61,555	154,469
Geophysics	15,467	–	–	15,467
Geology	274,449	3,098	91,093	368,640
Project administration	28,476	–	5,003	33,479
Balance, end of period	$ 1,140,127	$ 2,393,702	$ 915,425 [3]	$ 4,449,254

[1] Represents the fair value of the Project acquired from Canabrava.
[2] Includes the acquisition of Canabrava's Winisk and Attawapiskat projects valued at $750,000.
[3] Includes $117,122 relating to the Temiscamingue Project.

3. Share Capital

a) Issued Capital

During the six months ended June 30, 2004 and year ended December 31, 2003 changes in issued share capital were as follows:

	For the six month period ended June 30, 2004		For the year ended December 31, 2003	
	Number of shares	Amount	Number of shares	Amount
Issued at beginning of period	24,817,342	$ 12,244,082	12,043,844	$ 8,363,105
Private placements – net of share issue costs of $108,140 (2003 – $85,251)	1,547,385	990,860	804,018	517,762
Issued upon exercise of warrants	–	–	2,500	1,250
Issued to Canabrava shareholders pursuant to business combination	–	–	11,966,980	3,361,965
Issued at end of period	26,364,727	$ 13,234,942	24,817,342	$12,244,082

On January 16, 2004, the Company completed a private placement of 932,000 units at $0.75 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.90 until January 15, 2005. Broker agents totalling 93,200 were issued with each broker warrant entitling the holder to purchase one common share at a price of $0.75 until January 15, 2005.

On March 30, 2004, the Company completed a non-brokered private placement of 615,385 units at $0.65 per unit. Each unit consists of one common share and one-half common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.85 during the first year and at $1.00 during the second year after closing.

b) Stock Options

At June 30, 2004, there were 4,250,000 stock options outstanding and exercisable under the Company's stock option plan.

	For the six month period ended June 30, 2004		For the year ended December 31, 2003	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at beginning of period	4,230,000	$ 0.64	1,515,000	$ 0.50
Issued	100,000	$ 0.52	2,745,000	$ 0.71
Exercised or cancelled	(80,000)	$ 0.60	(30,000)	$ 0.50
Outstanding and exercisable at end of period	4,250,000	$ 0.64	4,230,000	$ 0.64

c) Stock-Based Compensation

As a result of 100,000 stock options granted during the six month period ended June 30, 2004, the Company recognized $24,000 (June 30, 2003 – $9,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.24 (June 30, 2003 – $0.09) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 46% (June 30, 2003 – 44%); risk free interest rate of 5% (June 30, 2003 – 5%); and expected life of five years (June 30, 2003 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at June 30, 2004, there were 4,844,700 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
August 29, 2002	472,500	$0.50	August 28, 2004
August 29, 2002	1,000,000	$1.00	August 28, 2004
December 27, 2000	600,000	$1.50	December 27, 2004
December 28, 2000	275,200	$1.50	December 28, 2004
December 29, 2000	81,000	$1.50	December 29, 2004
December 31, 2003	402,009	$0.90	December 30, 2004
December 31, 2003	80,402	$0.75	December 30, 2004
December 31, 2002	357,143	$1.20	December 31, 2004
December 31, 2002	71,428	$0.80	December 31, 2004
January 16, 2004	466,000	$0.90	January 15, 2005
January 16, 2004	93,200	$0.75	January 15, 2005
February 21, 2002	145,000	$2.50	February 20, 2005*
February 21, 2002	215,000	$1.50	February 20, 2005*
March 4, 2002	137,500	$3.75	March 4, 2005*
March 30, 2004	307,693	$0.85/$1.00	March 30, 2005
April 8, 2000	140,625	$1.20	April 9, 2005*

*These warrants were extended from the same date in 2004.

No carrying values have been assigned to the warrants.

4. Related Party Transactions

Fees amounting to $8,395 (June 30, 2003 – $24,136) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $12,000 (June 30, 2003 – $12,000). As at June 30, 2004, there was an amount of $2,257 due to Aurora. In addition, there were fees of $24,000 (June 30, 2003 – $24,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement and there was an amount owing to Southwestern of $4,667 as at June 30, 2004.

SUPERIOR DIAMONDS INC.

PO BOX 10102
SUITE 1650, 701 WEST GEORGIA ST
VANCOUVER, BRITISH COLUMBIA
CANADA V7Y 1C6

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